FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 148th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 2, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Results of the Exercise of Voting Rights of the 148th Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the matters to be resolved at the 148th Ordinary General Meeting of Shareholders of the Company held on June 26, 2024.

2.Contents
[1] The date of the shareholders meeting
June 26, 2024
[2] Details of matters to be resolved
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
94yen per share of common stock of the Company
Second Proposal: Election of Ten (10) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Andrew Plump, Milano Furuta, Masami Iijima, Ian Clark, Steven Gillis, John Maraganore, Michel Orsinger, Miki Tsusaka and Emiko Higashi as Directors who are not Audit and Supervisory Committee Members.
Third Proposal: Election of Four (4) Directors who are Audit and Supervisory Committee Members
To elect Koji Hatsukawa, Yoshiaki Fujimori, Kimberly A. Reed and Jean-Luc Butel as Directors who are Audit and Supervisory Committee Members.
Fourth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 500 million yen to the 2 Directors who are not Audit and Supervisory Committee Members (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	11,441,358	217,938	208	11,714,727	Approval (97.67%)	(Note) 1
Second Proposal						(Note) 2
Christophe Weber	8,929,513	2,705,044	24,971	11,714,751	Approval (76.22%)
Andrew Plump	10,480,428	1,178,214	921	11,714,786	Approval (89.46%)
Milano Furuta	11,020,596	637,997	921	11,714,737	Approval (94.07%)
Masami Iijima	11,261,004	397,540	921	11,714,688	Approval (96.13%)
Ian Clark	10,807,889	850,650	921	11,714,683	Approval (92.26%)
Steven Gillis	10,923,899	734.698	921	11,714,741	Approval (93.25%)
John Maraganore	11,407,959	250,624	921	11,714,727	Approval (97.38%)
Michel Orsinger	11,217,700	440,845	921	11,714,689	Approval (95.76%)

Miki Tsusaka	11,419,385	239,171	921	11,714,700	Approval (97.48%)
Emiko Higashi	11,052,886	605,656	921	11,714,686	Approval (94.35%)
Third Proposal						(Note) 2
Koji Hatsukawa	11,358,401	300,067	920	11,714,611	Approval (96.96%)
Yoshiaki Fujimori	11,349,283	309,178	920	11,714,604	Approval (96.88%)
Kimberly A. Reed	11,415,517	242,949	920	11,714,609	Approval (97.45%)
Jean-Luc Butel	11,351,749	306,701	920	11,714,593	Approval (96.90%)
Fourth Proposal	8,625,102	3,017,329	17,099	11,714,753	Approval (73.63%)	(Note) 1

(Note)	1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.

2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.

End of Document